UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number 001-40316

VECTIVBIO HOLDING AG

(Exact name of registrant as specified in its charter)

Aeschenvorstadt 36

4051 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Suspension of Sales and Downsize under At-The-Market Offering Program

On October 12, 2022, VectivBio Holding AG (the “Company”) delivered notice to SVB Securities LLC (“SVB Securities”) that it was suspending the prospectus (the “ATM Prospectus”) related to the sale of its ordinary shares with a nominal value of CHF 0.05 each (the “Ordinary Shares”) in an “at-the-market” offering pursuant to the terms of the Sales Agreement, dated as of May 4, 2022, between the Company and SVB Securities (the “Sales Agreement”) and reducing the amount of securities available for issuance under the ATM Prospectus and pursuant to the Sales Agreement to $40 million from $75 million.

The Company will not make any sales of its Ordinary Shares pursuant to the Sales Agreement unless and until a new prospectus, prospectus supplement or registration statement is filed. The Sales Agreement remains in full force and effect. As of October 12, 2022, the Company has not issued and sold any Ordinary Shares under the ATM Prospectus.

A copy of the Sales Agreement was filed as Exhibit 1.2 to the Company’s Registration Statement on Form F-3 (333-264653), which was originally filed with the Securities and Exchange Commission on May 4, 2022.

Incorporation by Reference

The Company hereby incorporates by reference the information contained in the body of this Report on Form 6-K into the Company’s registration statements on Form S-8 (File No. 333-255524) and Form F-3 (File No. 333-264653) (including any prospectuses forming a part of such registration statements) and deems it to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VECTIVBIO HOLDING AG

October 13, 2022	By:	/s/ Claudia D’Augusta
Claudia D’Augusta
Chief Financial Officer